UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 2)

Enphase Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29355A107

(CUSIP Number)

September 6, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Inversiones Kinacu Limitada

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 5,786,571

	6	Shared Voting Power 0

	7	Sole Dispositive Power 5,786,571

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,786,571

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.74%

12	Type of Reporting Person (See Instructions) FI

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Isidoro Quiroga Moreno

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,548,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 11,548,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,548,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.47%

12	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Inversiones El Aromo Limitada

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 11,548,476

	6	Shared Voting Power 0

	7	Sole Dispositive Power 11,548,476

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,548,476

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.47%

12	Type of Reporting Person (See Instructions) FI, HC

CUSIP No. 29355A107		13G

1	Names of Reporting Persons Asesorías e Inversiones Benjamín S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Chile

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,786,571

	6	Shared Voting Power 0

	7	Sole Dispositive Power 6,786,571

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,786,571

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.56%

12	Type of Reporting Person (See Instructions) FI, HC

Item 1.

(a)         Name of Issuer:  Enphase Energy, Inc. (the “Issuer”)

(b)         Address of Issuer’s Principal Executive Offices: 47281 Bayside Parkway, Fremont, CA 94538

Item 2.

(a)         Name of Person Filing: This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (i) Inversdiones Kinacu Limitada (“Kinacu”), (ii) Isidoro Quiroga Moreno (“Moreno”), (iii) Inversiones El Aromo Limitada (“El Aromo”), and (iv) Asesorías e Inversiones Benjamín S.A. (“Benjamin”).

This statement amends Amendment No. 1 to Schedule 13G filed by Kinacu with the Securities and Exchange Commission (“Commission”) on February 14, 2019 (the “Prior Statement”), to disclose (i) the change in the ownership structure of the 10,548,476 shares of the Issuer’s Common Stock previously held directly by Kinacu as disclosed in the Prior Statement, and (ii) the acquisition of an additional 1,000,000 shares of the Issuer’s Common Stock directly by Benjamin, resulting in it having direct and indirect ownership of over 5% of the Issuer’s Common Stock.

Moreno directly owns approximately 71% of the issued and outstanding capital stock of El Aromo. El Aromo directly or indirectly controls (through either the direct or indirect ownership of a majority of the issued and outstanding capital stock, or as a general partner with the power to manage) several corporations and entities that collectively own 11,548,476 shares of the Issuer’s Common Stock.

Kinacu, an indirect subsidiary of El Aromo previously owned 10,548,476 shares of the Issuer’s Common Stock as reported on the Prior Statement, equivalent to approximately 9.9% of the Issuer’s Common Stock as of the date of the Prior Statement’s filing. On August 26, 2019, Kinacu transferred 4,761,905 shares of the Issuer’s Common Stock (the “Share Transfer”) to South Lake One, LLC, a Delaware limited liability company (“South Lake”), reducing its direct ownership of the Issuer’s Common Stock to below 5%.

South Lake is wholly owned by South Cone Investments Limited Partnership, a Canadian limited partnership (“South Cone”), which is controlled by its general partner El Aromo, which is controlled by Isidoro Quiroga Moreno as described above.

Approximately 89% of the issued and outstanding capital stock of Kinacu is directly owned by Junior Investment Company, a corporation organized under the laws of the Cayman Island (“JIC”) and approximately 11% of the issued and outstanding capital stock of Kinacu is directly owned by Moreno. JIC is a wholly owned subsidiary of Benjamin, which directly acquired 1,000,000 shares of the Issuer’s Common Stock from an unrelated third party (the “Share Purchase”) on September 6, 2019, resulting in it beneficially owning over 5% of the Issuer’s Common Stock.

Approximately 100% of the issued and outstanding capital stock of Benjamin is directly owned by El Aromo.

Since prior to August 26, 2019, only Kinacu, and no other entity directly or indirectly controlled by Moreno or El Aromo, owned any shares of the Issuer’s Common Stock, only Kinacu filed a

Schedule 13G with the Commission. As a result of the Share Transfer changing the ownership structure of the shares of Common Stock of the Issuer previously held by Kinacu, and the Share Purchase increasing the beneficial ownership of the Issuer’s Common Stock held by Benjamin to over 5%, the Reporting Persons are jointly filing this statement.

(b)         Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is:

5711 Pdte. Riesco, office No. 1602

Las Condes, Santiago

Chile

(c)          Citizenship:  Each Reporting Persons is organized under the laws of Chile, or a resident of Chile.

(d)         Title of Class of Securities:  Common Stock, par value $0.00001 per share.

(e)          CUSIP Number:  29355A107

Item 3.

Not applicable.

Item 4.   Ownership:

The information required by Items 4(a)-4(c) is set forth in Rows 5-11 of the cover pages for each Reporting Person and is incorporated herein by reference.

Kinacu directly owns 5,786,571 shares of Common Stock of the Issuer.  Approximately 89% of the issued and outstanding capital stock of Kinacu is directly owned by JIC and approximately 11% of the issued and outstanding capital stock of Kinacu is directly owned by Moreno.

JIC is a wholly owned subsidiary of Benjamin, which directly owns 1,000,000 shares of Common Stock of the Issuer. Approximately 100% of the issued and outstanding capital stock of Benjamin is directly owned by El Aromo. Approximately 71% of the issued and outstanding capital stock of El Aromo is directly owned by Moreno.

South Lake owns 4,761,905 shares of Common Stock of the Issuer. South Lake is wholly owned by South Cone, which is controlled by its general partner El Aromo, which is controlled by Isidoro Quiroga Moreno as described above.

Item 5.   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

One of the Reporting Persons, Kinacu, is filing this statement to report that it has ceased to be the beneficial owner of more than 5% of the Issuer’s Common Stock.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                                                         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.   Identification and Classification of Members of the Group:

Not applicable.

Item 9.   Notice of Dissolution of Group:

Not applicable.

Item 10.                 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019

INVERSIONES KINACU LIMITADA

	By:	/s/ Felipe Correa
	Name:	Felipe Correa
	Title:	General Counsel

ISIDORO QUIROGA MORENO

	By:	/s/ Isidoro Quiroga Moreno
	Name:	Isidoro Quiroga Moreno

INVERSIONES EL AROMO LIMITADA

	By:	/s/ Felipe Correa
	Name:	Felipe Correa
	Title:	General Counsel

ASESORÍAS E INVERSIONES BENJAMÍN S.A.

	By:	/s/ Felipe Correa
	Name:	Felipe Correa
	Title:	General Counsel

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock of Enphase Energy, Inc., a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended, on behalf of each of the undersigned.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated this 16th day of September 2019.

INVERSIONES KINACU LIMITADA

	By:	/s/ Felipe Correa
	Name:	Felipe Correa
	Title:	General Counsel

ISIDORO QUIROGA MORENO

	By:	/s/ Isidoro Quiroga Moreno
	Name:	Isidoro Quiroga Moreno

INVERSIONES EL AROMO LIMITADA

	By:	/s/ Felipe Correa
	Name:	Felipe Correa
	Title:	General Counsel

ASESORÍAS E INVERSIONES BENJAMÍN S.A.

	By:	/s/ Felipe Correa
	Name:	Felipe Correa
	Title:	General Counsel